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Exhibit 4.73

news release

NORANDA TO CONTINUE OPERATIONS AT BELL-ALLARD MINE IN
MATAGAMI UNTIL THE FOURTH QUARTER OF 2004
PERSEVERANCE MINING PROJECT AWAITING IMPROVED MARKET CONDITIONS

Matagami, October 14, 2003 — As planned, ore reserves at the Bell-Allard zinc mine in Matagami, Quebec will be depleted in 2004 and, as a result, the Company will cease operations during the fourth quarter of next year. Noranda Inc. announced today that it has not yet decided to develop its Perseverance zinc deposit, near Matagami, due to weak market conditions and depressed zinc prices. Zinc prices, currently between US$0.36 to US$0.40 per pound, render the project unprofitable at this period in time. Noranda will continue to monitor market conditions to determine the timeline of the Perseverance start-up.

Impact on Personnel

        At least two years are required for construction and start-up activities before achieving commercial production levels at the Perseverance mine. Due to the unknown timeline between the end of operations at Bell-Allard and the start at Perseverance, Noranda will manage the Bell-Allard closure as a permanent one. A reclassification committee consisting of representatives from management, the union and government is already in place and will support the efforts of personnel in securing alternative employment as operations near completion. The mine currently employs approximately 230 people.

Noranda Committed to Perseverance

        Noranda invested $10 million in the Perseverance deposit from 2000 to 2002, including a drilling program and a feasibility study. The study will be updated before the end of 2003 and will allow Noranda and the project's minority partner, Société de développement de la Baie James, to revisit the decision process in 2004.

        Perseverance is a high-grade zinc deposit consisting of three (3) zones: Perseverance, Perseverance West and Equinox, located in the Matagami region in Quebec. The deposit was discovered during the Spring of 2000 at the Matagami mining camp. Resources are estimated at 5.1 million tonnes with the following content of: 15.82% zinc, 1.24% copper, 29.4 g/tonne of silver and 0.38 g/tonne of gold.

Noranda Committed to the Matagami Region

        Noranda is committed to mining in the Matagami region and will maintain key equipment such as the concentrator, as well as administrative offices, in order to start production at Perseverance at the appropriate time. Noranda has invested $5.9 million in exploration activities in the region between 2000 to 2003. This excludes the $10 million invested to date in the Perseverance project.

        Michel Boucher, General Manager of the Bell-Allard mine, stated that: "On a more positive note, we still have one full year of operations at Bell-Allard during which we will continue to monitor market conditions."

        The Perseverance property is held jointly with the Société de développement de la Baie James (SDBJ). Noranda owns a 90% participation and the SDBJ, following a positive feasibility study, will secure a 10% participation. The SDBJ also has the option to convert its participation at 2% of Net Smelter Revenues (NSR). If the SDBJ decides to convert its participation at 2% of NSR, Noranda will have a participation of 100% and will have the choice to reduce the royalty to a NSR of 1% by paying a $1 million lump sum to the SDBJ.

        Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulfuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 15,000 people. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contacts:

Michel Boucher
General Manager
Noranda Inc., Mine Matagami
(819) 739-2593
boucherm@matagami.noranda.ca

Denis Couture
Vice-President, Communications and Public Affairs
Noranda Inc.
(416) 982-7020
denis.couture@toronto.norfalc.com

www.noranda.com

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Exhibit 4.73